                                                                    Exhibit 99.1


Contact:
Lawrence H. N. Kinet
Chairman and CEO
Aksys, Ltd.
(847) 229-2222



                         AKSYS REPORTS FOURTH QUARTER
                            AND FISCAL 1998 RESULTS


Lincolnshire, IL, January 28, 1999 - Aksys, Ltd. (NASDAQ: AKSY), a pioneer in innovative dialysis systems, today reported results for the fourth quarter and year ended December 31, 1998.

For the fourth quarter, the Company reported a net loss of $6.1 million, or ($0.41) per share, compared with a net loss of $3.2 million, or ($0.23) per share, for the fourth quarter a year ago. Included in the net loss for the fourth quarter is a one-time operating charge of $1.6 million, or $0.11 per share. The charge is primarily due to the delivery of many of the PHD Systems to be used during the clinical evaluation in 1999, and represents actual cost in excess of the estimated market value of the machines. The charge also included costs of outside contractors used to complete sections of the IDE, which is expected to be filed by the end of the first quarter of 1999. Without the one-time operating charge, the net loss for the fourth quarter would have been $4.5 million, or ($0.30) per share. At December 31, 1998, the Company remained in a solid cash position with a total of $21.0 million in cash and long-term investments.

For the year ended December 31, 1998, the Company reported a net loss of $17.2 million or ($1.17) per share, compared with a net loss of $13.5 million, or ($0.98) per share, for the year ended December 31, 1997. Excluding the one-time operating charge incurred in the fourth quarter, the 1998 net loss would have been $15.6 million, or ($1.06) per share. This net loss exceeded the 1997 net loss because reduced administrative expenses were more than offset by increased research and development spending on the Company's PHD(TM) System.

Recently, Aksys received notice of six new patent awards, three each from the U.S. Patent and Trademark Office and equivalent foreign patent offices related to its PHD(TM) Personal Hemodialysis System. These patent awards are in addition to 24 U.S. and 11 foreign patents which Aksys now owns, and 4 U.S. patents to which the Company has exclusive rights, bringing to 45 the total number of patents held by Aksys.

                                    -more-

AKSYS REPORTS FOURTH QUARTER AND FISCAL 1998 RESULTS
Page 2


Lawrence H.N. Kinet, Chairman and Chief Executive Officer, said, "The Company continues to make steady progress toward filing the IDE by the end of this year's first quarter while maintaining our focus on conserving resources. We are pleased that these systems have been manufactured and are available for the clinical trial, pending IDE approval. We believe it is more conservative to expense the excess costs of the machines at the time of delivery as opposed to writing them off over the term of the clinical trial. The charge related to the development cost of these systems does not impact our projected cash requirements. Once in commercial production, the costs to manufacture the PHD Systems will be significantly lower and overhead will be spread across a higher volume."

Kinet continued, "With our accelerated research and development efforts in the fourth quarter, we have finalized data supporting critical segments of our IDE application. Having completed these requirements, we remain confident that our existing cash resources provide us with sufficient liquidity to see us through the commercial launch of our PHD(TM) System."


Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. The Company's lead product in development, the PHD(TM) System, is a next generation hemodialysis system designed to improve clinical outcomes of patients and reduce mortality, morbidity and the associated high cost of patient care. Further information is available on Aksys' website: www.aksys.com.


This press release contains forward-looking statements that involve a number of risks and uncertainties. The Company's actual results could differ materially from the results identified or implied in any forward-looking statement and these statements are based on the Company's views as of the date they are made with respect to future events. Factors that could cause such a difference include, but are not limited to, risks related to the failure to meet development and manufacturing milestones on a timely basis, changes in GMP requirements, changing market conditions, risks related to the regulatory approval process, whether and when the Company will obtain clearance from the FDA of a 510(K) pre-market notification and what additional clinical and other data the Company might have to obtain in connection with seeking such clearance, and risks associated with the timing and scope related to the commencement of clinical trials based on an approved Investigational Device Exemption (IDE), a prerequisite for the commencement of such trials.

                         - financial table to follow -

                          AKSYS, LTD. AND SUBSIDIARY
                       (a development stage enterprise)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                        Quarter ended December 31,       Year ended December 31,
                                        --------------------------    ----------------------------
                                            1998          1997            1998            1997
                                        -----------    -----------    ------------    ------------
Revenues:
    Joint development income            $        -     $        -     $  1,000,000    $         -
                                        -----------    -----------    ------------    ------------

Operating  expenses:
    Research and development              4,965,000      2,481,000      15,343,000      10,887,000
    Business development                    577,000        302,000       1,185,000       1,044,000
    General and administrative              858,000        913,000       3,305,000       3,849,000
                                        -----------    -----------    ------------    ------------

Total operating expenses                  6,400,000      3,696,000      19,833,000      15,780,000
                                        -----------    -----------    ------------    ------------

Operating loss                           (6,400,000)    (3,696,000)    (18,833,000)    (15,780,000)

Net interest income                         326,000        504,000       1,678,000       2,273,000
                                        -----------    -----------    ------------    ------------

Net loss                                $(6,074,000)   $(3,192,000)   $(17,155,000)   $(13,507,000)
                                        ===========    ===========    ============    ============

Net loss per share - basic and diluted  $     (0.41)   $     (0.23)   $      (1.17)   $      (0.98)
                                        ===========    ===========    ============    ============

Weighted average shares outstanding      14,735,000     13,863,000      14,654,000      13,791,000
                                        ===========    ===========    ============    ============

                                    SELECTED BALANCE SHEET DATA

                                   December 31,    December 31,
                                       1998            1997
                                   ------------    ------------
Cash and short-term investments    $20,260,000     $29,196,000
Working capital                     18,010,000      28,433,000
Long-term investments                  780,000       2,808,000
Total assets                        25,942,000      36,647,000
Total liabilities                    2,640,000       1,359,000
Stockholders' equity                23,302,000      35,288,000